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                              May 18, 2022

       Gary Hobart
       Chief Financial Officer
       Terran Orbital Corp
       6800 Broken Sound Parkway, Suite 200
       Boca Raton, Florida, 33487

                                                        Re: Terran Orbital Corp
                                                            Registration
Statement on Form S-1
                                                            Filed April 22,
2022
                                                            File No. 333-264447

       Dear Mr. Hobart:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 22, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and/or warrants
being registered for resale. Highlight any differences in the current trading price, the
prices that the Sponsor, private placement investors, PIPE investors, and other selling
securityholders acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the
                                                        Sponsor, private
placement investors, PIPE investors, and other selling securityholders may experience a
positive rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Please also disclose the
potential profit the selling securityholders will earn based on the current
 Gary Hobart
FirstName  LastNameGary Hobart
Terran Orbital Corp
Comapany
May        NameTerran Orbital Corp
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
         trading price. Lastly, please include appropriate risk factor disclosure.
Cover Page

2. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.
3. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 12

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
7. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other
 Gary Hobart
Terran Orbital Corp
May 18, 2022
Page 3
      purposes and to execute your business strategy.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
      company   s liquidity position since the business combination. If the company is likely to
      have to seek additional capital, discuss the effect of this offering on
the company   s ability
      to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                             Sincerely,
FirstName LastNameGary Hobart
                                                             Division of
Corporation Finance
Comapany NameTerran Orbital Corp
                                                             Office of
Manufacturing
May 18, 2022 Page 3
cc:       Jonathan R. Pavlich
FirstName LastName